RETINALGENIX TECHNOLOGIES INC.

1450 North McDowell Boulevard, Suite 150

Petaluma, CA 94954

June 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Dillon Hagius
Ada D. Sarmento
Sasha Parikh
Al Pavot

Re:	RetinalGenix Technologies Inc.
Draft Registration Statement on Form S-1
Submitted February 16, 2021
CIK No. 0001836295

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of RetinalGenix Technologies Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 17, 2021 (“Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Draft Registration Statement on Form S-1

Prospectus Summary

Business Overview, page 5

1. We note your disclosure here that you have “developed” two devices aimed at preventing loss of vision, but you later disclose on page 37 that you will need $5,000,000 to complete product design and testing for both devices. We also note your disclosure on page 36 that you believe RetinalGenix will require 510(k) clearance which you have not applied for yet and that you believe RetinalCam will be considered an exempt device and do not anticipate needing 510(k) clearance. Please revise the Prospectus Summary and the Business section to provide the current status of development of your product candidates, any regulatory applications submitted and the status, or that you intend to submit and the timeline for doing so, and your anticipated developmental timelines. Please disclose the additional funding that you will need to develop your products and how you intend to obtain such additional funding. Please also revise these sections to state that you currently do not have any products approved for sale and have not generated any revenue from product sales.

RESPONSE:	The prospectus summary and the business sections have been revised to provide the current status of the development of our product candidates and our timeline to submit our product to the FDA for regulatory clearance. The Registration Statement has also been revised to disclose the additional funding we will need to develop our products, how we intend to obtain such funding and to indicate that we currently do not have any products approved for sale and have not generated any revenue from product sales.

2. We note that you refer to your products as “patented” throughout the filing, but you later state that you anticipate having patented technology. Please advise and revise where appropriate. Please also remove the statement on page 37 that you anticipate having patented technology that will allow you to produce an office device superior to those on the market at an attractive price point as this statement is speculative.

RESPONSE:	We have revised the Registration Statement to address this comment, including the removal of language that we anticipate having patented technology that will allow us to produce an office device superior to those on the market at an attractive price point.

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum, page 23

3. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

RESPONSE:	We have revised the risk factor to disclose that there is also a risk that our exclusive forum provision may result in increased costs for investors to bring a claim.

Selling Stockholders, page 25

4. It does not appear that the shares listed in the beneficial ownership of common stock prior to the offering column add up to 46,536,713 shares. Please revise or advise.

RESPONSE:	We have revised the Registration Statement to address this comment.

Description of Business

Competition, page 35

5. Please revise to specify how you face competition from Optomed plc. and Optos plc. such as what their competing products are and whether they are in development or already being sold. Refer to Item 101(h)(4)(iv) of Regulation S-K.

RESPONSE:	We have revised the Registration Statement to specify how we face competition from Optomed plc. and Optos plc.

Intellectual Property Portfolio, page 35

6. Please revise to disclose whether you own or license any patents, the specific product candidates or technologies which are covered by the patents, the type of patent protection granted (i.e., composition of matter, use, or process), the expiration dates, and the jurisdictions. Please provide similar disclosure for any pending patent applications.

RESPONSE:	We have revised the Registration Statement to include disclosure with respect to the intellectual property that we license.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 37

7. Please disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations. In addition, please provide similar quantitative or qualitative disclosure related to your Administrative Expenses.

RESPONSE:	We have revised the Registration Statement to address this comment.

Certain Relationships and Related Party Transactions and Director Independence, page 44

8. Please revise to include any disclosure required by Item 404(d) of Regulation S-K for the period since the beginning of your last completed fiscal year. Refer to Item 404(d) and Instruction 2 to Item 404(d) of Regulation S-K.

RESPONSE:	We have revised the Registration Statement to include disclosure with respect to related party transactions during the prior two fiscal years.

Director Independence, page 44

9. We note that your board of directors has determined that Mr. Gould is an independent director using the Nasdaq definition of independence. Please explain how you came to this conclusion since Mr. Gould is the Chief Science Officer of the company. Please also revise the Security Ownership table on page 43 to include Mr. Gould and to add a row for the directors and executive officers of the registrant as a group, without naming them. Refer to Item 403 of Regulation S-K.

RESPONSE:	We have revised the Registration Statement to indicate that Herbert Gould is a member of our board of directors but is not and was not our Chief Science Officer. In addition, we have revised the Security Ownership table to include Herbert Gould and to include the securities held by our directors and executive officers, as a group.

Item 16. Exhibits and Financial Statement Schedules, page 47

10. We note your disclosure on page 37 that you have entered into an agreement with ADM Tronics, Inc. and your disclosure on page F-8 that you entered into a series of agreements with Diopsys, Inc., including an option exchange agreement that you intend to file as an exhibit according to the exhibit index. We also note your disclosure on page F-15 that you have entered into an agreement with Benchmark Financial. Please file all of these agreements as exhibits and disclose their material terms in the Business section to the extent that you have not already done so or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:	We have filed the Amended and Restated Master Services Agreement with ADM Tronics Unlimited, Inc. and well as the Option Exchange Agreement (the “Option Agreement”) with Diopsys, Inc. (“Diopsys”) as exhibits to the Registration Statement and included the description of such agreements in the business section of the Registration Statement. Other than the Option Agreement, there are no other agreements with Diopsys. Furthermore, our agreement with Benchmark Financial has been terminated and is no longer in effect and therefore has not been filed as an exhibit to the Registration Statement.

Retinalgenix Technologies, Inc.

Notes To Financial Statements

Note 5. Income (Loss) Per Common Share, page F-10

11. Please disclose the number of shares potentially issuable to Diopsys, Inc. and the specified milestone that would trigger the issuance.

RESPONSE:	We have revised the Registration Statement to include disclosure with respect to the number of options potentially issuable to Diopsys, Inc. (“Diopsys”) as of December 31, 2020 and March 31, 2021; however, the actual number of options to be issued to Diopsys shall be determined on a date that is within 30 days of the date that all of the contingencies set forth in the Option Exchange Agreement are satisfied including, but not limited to, clearance of a product by the U.S. Food and Drug Administration.

General

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:	We will supplementally provide the Commission with copies of all written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

Sincerely,

RetinalGenix Technologies Inc.

/s/ Jerry Katzman
By: Jerry Katzman
Title: Chief Executive Officer